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                                PVF CAPITAL CORP.


                                February 1, 2010


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

      Re:   PVF Capital Corp.
            Registration Statement on Form S-1
            Request for Acceleration of Effectiveness
            File No. 333-163037

Ladies and Gentlemen:

      Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, PVF Capital Corp. (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective on Wednesday, February 3, 2010, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

      Furthermore, the Company hereby acknowledges that:

o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

      If you have any questions regarding this request, please telephone Sean P. Kehoe of Kilpatrick Stockton LLP at 202.508.5881.

                                        Very truly yours,

                                        PVF CAPITAL CORP.

                                        /s/ Robert J. King, Jr.

                                        Robert J. King, Jr.
                                        President and Chief Executive Officer